UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [X] Form 10-Q    [  ] Form 10-D    [  ] Form N-CEN

[  ] Form N-CSR

For Period Ended: _January 31, 2020_____________________

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

America’s Car-Mart, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

802 SE Plaza Avenue, Suite 200

Address of Principal Executive Office (Street and Number)

Bentonville, Arkansas 72712

City, State, Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended January 31, 2020, in the time period prescribed for such filing without unreasonable effort or expense because, the Registrant is seeking an interpretation from the Office of Chief Accountant (“OCA”) of the Securities and Exchange Commission (“SEC”) regarding the Registrant’s method of revenue recognition in light of recent public remarks made by a member of the OCA staff regarding application of the lessor collectability guidance in Accounting Standards Codification Topic 842, Leases (“ASC 842”). Although we do not fall under the requirements of ASC 842 for our sales revenue recognition, we have determined that it is prudent to seek the OCA’s interpretation of our application of the collectability guidance in Accounting Standards Codification Topic 606, Revenue From Contracts With Customers (ASC 606) before filing the From 10-Q. We believe our historical and current revenue recognition accounting complies with ASC 606. The Registrant currently expects to be able to file the Form 10-Q within the additional time allowed by this notification.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification:

Vickie D. Judy	479	464-9944
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

America’s Car-Mart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 11, 2020	By	Vickie D. Judy
Chief Financial Officer
(Principal Financial Officer)